EXHIBIT 99.1

Top Ships Reports $1.7 Million Profit for the Six Months Ended June 30, 2021

ATHENS, Greece, Sept. 09, 2021 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today its unaudited financial results for the six months ended June 30, 2021.

For the six months ended June 30, 2021, the Company reported:

  Total revenues of $25.3 million
  Net Income of $1.7 million
  Adjusted EBITDA of $14.3 million*
  Total Assets of $353.1 million

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“2021 has been another transformative year for the company. We completed the sale of all our non-scrubber fitted vessels and expanded our Crude Oil Tanker fleet with the delivery of two very high-specification Suezmax vessels, during the first half, and the addition of two very high specification VLCCs and one Suezmax newbuilding tanker, acquired recently, which are expected to be delivered during the first quarter of 2022 from Hyundai Heavy in South Korea, a world-class shipbuilder. All the vessels in our fleet, including our newbuildings, are and will be equipped with engines of modern design with improved Specific Fuel Oil Consumption (SFOC) and in compliance with the latest emission requirements, fitted with energy saving improvements in the hull, propellers, rudder as well as equipment that further reduces the fuel consumption and the emissions certified with an improved Energy Efficiency Design Index (Phase 2 compliance level as minimum). Furthermore, all of our vessels are fitted with ballast water treatment equipment and exhaust gas cleaning systems (scrubbers).

The two Suezmaxes that were delivered to our fleet in March and May 2021 were major contributors to our results for the first half of the year and we expect an even more significant contribution in the results of the second half of the year.”

*Non-US GAAP Measures

This report describes Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-US GAAP” measure). We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, other operating loss, operating lease expenses, vessel impairments, gains on sale of vessels and gains/losses on derivative financial instruments.

Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, taxes, depreciation and amortization, other operating losses, operating lease expenses, gains on sale of vessels and vessel impairments, and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods and other items that the Company believes are not indicative of the ongoing performance of its core operations.

This Non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined by U.S. GAAP.

Reconciliation of Net (Loss) / Income to Adjusted EBITDA

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2020	2021

Net (Loss) / Income	(2,868)	1,682

Add: Operating lease expenses	-	5,378
Add: Vessel depreciation	7,172	3,339
Add: Impairment on vessels	-	1,160
Add: Interest and finance costs	10,551	2,837
Add: Loss / (Gain) on financial instruments	849	(66)
Add: Other operating loss	4,050	-
Less: Gain on sale of vessels	(5,291)	-
Less: Interest income	(29)	-
Adjusted EBITDA	14,434	14,330

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021
(Expressed in thousands of U.S. Dollars - except share and per share data)
	Six Months Ended
	June 30,	June 30,
	2020	2021
REVENUES:

Time charter revenues	$32,594	$25,310
Total revenues	32,594	25,310

EXPENSES:

Voyage expenses	1,209	608
Operating lease expenses	-	5,378
Other vessel operating expenses	11,218	7,919
Vessel depreciation	7,172	3,339
Management fees-related parties	4,573	1,661
Dry-docking costs	356	26
Gain on sale of vessels	(5,291)	-
Other operating loss	4,050	-
Impairment on vessels	-	1,160
General and administrative expenses	972	963

Operating income	8,335	4,256

OTHER INCOME (EXPENSES):

Interest and finance costs	(10,551)	(2,837)
(Loss)/ gain on derivative financial instruments	(849)	66
Equity gains in unconsolidated joint ventures	168	197
Interest income	29	-

Total other expenses, net	(11,203)	(2,574)

Net (loss) / income and comprehensive (loss) / income	(2,868)	1,682

Less: Deemed dividend for beneficial conversion feature of Series E Shares	(1,067)	-
Less: Deemed dividend equivalents on Series E Shares related to redemption value	(3,099)	-
Less: Dividends of Series E Shares	(932)	(915)

Net (loss) / income and comprehensive (loss) / income attributable to common shareholders	(7,966)	767

(Loss) / Earnings per common share, basic and diluted	(1.09)	0.02

Weighted average common shares outstanding, basic and diluted	7,302,633	39,831,972

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND JUNE 30, 2021

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2020	2021
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	19,328	8,393
Trade accounts receivable	-	57
Prepayments and other	904	653
Inventories	514	671
Vessels held for sale	24,340	25,887
Total current assets	45,086	35,661

FIXED ASSETS:

Advances for vessels under construction	31,654	3,200
Vessels, net	136,292	232,552
Right of use assets from operating leases	45,222	41,280
Other fixed assets, net	548	539
Total fixed assets	213,716	277,571

OTHER NON CURRENT ASSETS:

Restricted cash	4,000	4,000
Investments in unconsolidated joint ventures	28,230	25,426
Investments in affiliates	-	8,425
Deposit asset	2,000	2,000
Total other non-current assets	34,230	39,851

Total assets	293,032	353,083

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt	5,324	10,061
Debt related to vessels held for sale	-	19,314
Due to related parties	5,159	6,189
Accounts payable	2,544	2,535
Accrued liabilities	959	1,382
Unearned revenue	2,074	3,976
Current portion of derivative financial instruments	66	-
Current portion of Operating lease liabilities	9,288	9,601
Total current liabilities	25,414	53,058

NON-CURRENT LIABILITIES:

Non-current portion of long term debt	99,295	145,711
Non-current portion of Operating lease liabilities	33,805	28,864
Other non-current liabilities	300	275
Total non-current liabilities	133,400	174,850

COMMITMENTS AND CONTINGENCIES

Total liabilities	158,814	227,908

MEZZANINE EQUITY:
Preferred stock; 11,264 Series E Shares issued and outstanding at December 31, 2020 and June 30, 2021 with $0.01 par value	13,517	13,517
Total mezzanine equity	13,517	13,517

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares were outstanding at December 31, 2020 and June 30, 2021	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 39,831,972 shares issued and outstanding at December 31, 2020 and June 30, 2021	398	398
Additional paid-in capital	465,672	454,947
Accumulated deficit	(345,370)	(343,688)
Total stockholders’ equity	120,701	111,658

Total liabilities, mezzanine equity and stockholders’ equity	293,032	353,083